                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                        CROWN CASTLE INTERNATIONAL CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    22822710
--------------------------------------------------------------------------------
                                 (CUSIP Number)


   Carl Ferenbach                               With a copy to:
   Berkshire Partners LLC                       David C. Chapin, Esq.
   One Boston Place                             Ropes & Gray
   Suite 3300                                   One International Place
   Boston, Massachusetts 02108                  Boston, Massachusetts 02110
   (617) 227-0050                               (617) 951-7371
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 25, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 10 Pages)

--------------------------------------------------------------------------------
CUSIP NO.  22822710                                           Page 2 of 10 pages
--------------------------------------------------------------------------------
                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1.        NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          Berkshire Fund V, Limited Partnership

--------------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) {X}
--------------------------------------------------------------------------------
3.        SEC USE ONLY

--------------------------------------------------------------------------------
4.        SOURCE OF FUNDS

          WC

--------------------------------------------------------------------------------
5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                     [ ]
          IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION

          Massachusetts
--------------------------------------------------------------------------------
                           7.     SOLE VOTING POWER
 NUMBER OF
  SHARES                          14,499,510.78
BENEFICIALLY               -----------------------------------------------------
  OWNED BY                 8.     SHARED VOTING POWER
   EACH
 REPORTING
  PERSON                   -----------------------------------------------------
   WITH                    9.     SOLE DISPOSITIVE POWER

                                  14,499,510.78
                           -----------------------------------------------------
                            10.   SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          14,499,510.78
--------------------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                    [ ]
          EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.58%
--------------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON

          PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO.  22822710                                           Page 3 of 10 pages
--------------------------------------------------------------------------------
                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1.        NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          Berkshire Investors LLC

--------------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) {X}
--------------------------------------------------------------------------------
3.        SEC USE ONLY

--------------------------------------------------------------------------------
4.        SOURCE OF FUNDS

          WC

--------------------------------------------------------------------------------
5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                     [ ]
          IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION

          Massachusetts
--------------------------------------------------------------------------------
                           7.     SOLE VOTING POWER
 NUMBER OF
  SHARES                          690,457.02
BENEFICIALLY               -----------------------------------------------------
  OWNED BY                 8.     SHARED VOTING POWER
   EACH
 REPORTING
  PERSON                   -----------------------------------------------------
   WITH                    9.     SOLE DISPOSITIVE POWER

                                  690,457.02
                           -----------------------------------------------------
                           10.    SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          690,457.02
--------------------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                    [ ]
          EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.31%
--------------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON

          PN
--------------------------------------------------------------------------------

                                                              Page 4 of 10 pages

Item 1.  SECURITY ISSUER.

         The class of equity securities to which this Statement on Schedule 13d (this "Statement") relates is the Common Stock, par value $0.01 per share (the "Common Stock"), of Crown Castle International Corp., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 510 Bering Drive, Suite 500, Houston, TX 77057.

Item 2.  IDENTITY AND BACKGROUND.

(a)      NAME

         This Statement is being filed jointly by the following (each a "Reporting Person" and collectively, the "Reporting Persons"): (1) Berkshire Fund V, Limited Partnership, a Massachusetts limited partnership ("Fund V") and
(2) Berkshire Investors LLC, a Massachusetts limited liability company ("Berkshire Investors").

         Fifth Berkshire Associates LLC, a Massachusetts limited liability company ("Fifth Berkshire") is the General Partner of Fund V. The managing members of Fifth Berkshire are: Bradley M. Bloom, J. Christopher Clifford, Kevin
T. Callaghan, Richard K. Lubin, Carl Ferenbach, Garth H. Greimann, Jane Brock-Wilson, David R. Peeler, Robert J. Small, and Ross M. Jones (the "Berkshire Principals"). The Berkshire Principals are also the managing members of Berkshire Investors.

         The Reporting Persons often make acquisitions in, and dispose of, securities of an issuer on the same terms and conditions and at the same time. Based on the foregoing and the relationships described herein, the Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934 (the "Exchange Act"). The filing of this statement shall not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group.

(b)      PRINCIPAL BUSINESS

         The principal business of each of Fund V and Berkshire Investors, is to make investments in, buy, sell, hold, pledge, assign and otherwise deal in securities. The principal business of Fifth Berkshire is to act as general partner of Fund V and certain other affiliated funds. The principal occupations of each of the Berkshire Principals is Managing Director of Berkshire Partners LLC, a Massachusetts limited liability company ("Berkshire Partners"). The principal business of Berkshire Partners is to make investments in, buy, sell, hold, pledge, assign and otherwise deal in securities.

(c)      PRINCIPAL ADDRESS

         The following address is the business address of each of the Berkshire Principals and the address of the principal executive offices and principal business of the Reporting Persons, Fifth Berkshire and Berkshire Partners: One Boston Place, Suite 3300, Boston, Massachusetts 02108 (in the case of the Berkshire Principals, c/o Berkshire Partners).

(d and e) NO CONVICTIONS OR PROCEEDINGS.

          During the last five years, none of the Reporting Persons, Fifth Berkshire, Berkshire Principals or Berkshire Partners, nor any of their executive officers, directors, or partners, as applicable: (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment,

                                                              Page 5 of 10 pages

decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  CITIZENSHIP

         Each of the Reporting Persons, Fifth Berkshire and Berkshire Partners is organized under the laws of the Commonwealth of Massachusetts. Each of the Berkshire Principals is a citizen of the United States.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         In a series of transactions completed on June 27, 2002, Fund V and Berkshire Investors (collectively, the "Purchasers") purchased in the market, shares of Common Stock and shares of the Issuer's 6.25% Convertible Preferred Stock (the "Preferred Stock"). Fund V purchased (i) 12,739,264 shares of Common Stock and (ii) 1,298,182 shares of Preferred Stock currently convertible into 1,760,246.78 shares of Common Stock for $74,615,525 in the aggregate. Berkshire Investors purchased (i) 606,636 shares of Common Stock and (ii) 61,818 shares of Preferred Stock currently convertible into 83,821.02 shares of Common Stock for $3,553,137 in the aggregate. Berkshire Fund V Investment Corp., an affiliate of Fund V and Fifth Berkshire, facilitated Fund V's purchase of its shares of Common Stock and Preferred Stock by advancing Fund V the purchase price which Fund V will repay with funds from available funds and capital contributions by its partners, representing the ultimate source of the funds. In addition, in a series of transactions completed on June 28, 2002, the Purchasers purchased in the market 43,983 shares of the Issuer's 12 3/4% Senior Exchangeable Preferred Stock (the "Exchangeable Preferred Stock") for $21,561,888 in the aggregate. Shares of the Exchangeable Preferred Stock are not voting securities, and are not convertible into voting securities and thus are not reported on for purposes of this Schedule 13D.

Item 4.  PURPOSE OF TRANSACTION.

         The shares of Common Stock covered by this filing are being held for investment purposes. The Reporting Persons will continue to monitor and evaluate their investment in the Issuer in light of pertinent factors, including without limitation the following: (a) the Issuer's business, operations, assets, financial condition and prospects; (b) market, general economic and other conditions; and (c) other investment opportunities available to the Reporting Persons. In light of the foregoing factors, and the plans and requirements of the Reporting Persons from time to time, including the plans described below, the Reporting Persons may decide to (i) dispose of some or all of the shares of the Preferred Stock that they beneficially own and/or the shares of Common Stock into which such shares of the Preferred Stock are convertible or (ii) acquire additional shares of Common Stock, shares of the Preferred Stock or other securities of the Issuer.

         One of the members of the Board of Directors of the Issuer, Mr. Randall
A. Hack, also serves as an Advisory Director of Berkshire Partners. In this capacity, Mr. Hack provides advice and counsel to Berkshire Partners and its affiliates based upon his business and relevant industry experience. Mr. Hack also participates with Berkshire Partners or its affiliates from time to time in selected investments. The Reporting Persons have had discussions with Mr. Hack with respect to their investment in the Issuer, and they expect that Mr. Hack will participate in their investment in the Issuer. Any such investment would be subject to the Issuer's insider trading policies.

                                                              Page 6 of 10 pages

         Earlier this calendar year, the Issuer and Berkshire Partners had a number of discussions with respect to Berkshire Partners and one or more of its affiliates making a direct investment in the Issuer. Due primarily to market conditions at the time, the parties did not reach agreement on terms. Berkshire Partners decided to purchase in the open market instead. One or more of the Berkshire Principals has had discussions with the chief executive officer and one or more members of the Issuer's Board of Directors with respect to the election of Carl Ferenbach, one of the Berkshire Principals, to the Board of Directors of the Issuer. No commitments have been made by the Issuer, Berkshire Partners or Mr. Ferenbach with respect to Mr. Ferenbach's election to the Board of Directors of the Issuer.

         Except as described above, the Reporting Persons do not have any plans or proposals that relate to or would result in: (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (ii) a sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries; (iii) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors; (iv) any material change in the present capitalization or dividend policy of the Issuer; (v) any other material change in the Issuer's business or corporate structure; (vi) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(vii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (viii) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (ix) any action similar to any of those enumerated above.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of the date hereof, the Reporting Persons collectively own an aggregate of 15,189,967.80 shares, or approximately 6.89% of the outstanding shares based on 220,388,579 shares outstanding as of May 1, 2002 as reported by the Issuer on its quarterly report on Form 10-Q filed with the Commission on May 14, 2002. The number of shares and percentages included in the previous sentence do not include 904,529 shares of Common Stock held on the date hereof by the certain Berkshire Principals, other current or former employees of Berkshire Partners and trusts for the benefit of such persons (collectively, the "Other Berkshire Holders"). Since none of the Reporting Persons has voting or investment power with respect to the Shares beneficially owned by the Other Berkshire Holders, the Reporting Persons disclaim beneficial ownership of such shares.

          By virtue of the relationships described herein, the Reporting Persons may be deemed to constitute a "group" within the meaning of Rule 13d-5 under the Exchange Act. As a member of a group, each Reporting Person may be deemed to share voting and dispositive power with respect to, and therefore beneficially own, the shares beneficially owned by members of the group as a whole. The filing of this Statement shall not be construed as an admission that the Reporting Persons beneficially own those shares held by any other members of the group or the Other Berkshire Holders.

          (b) Fund V has sole voting power with respect to 14,499,510.78 shares of Common Stock and has sole dispositive power with respect to 14,499,510.78 shares of Common Stock. Fund V is the direct beneficial owner of the 14,499,510.78 shares of Common Stock over which it has voting and dispositive power.

         As the sole general partner of Fund V, Fifth Berkshire may be deemed to beneficially own 14,499,510.78 shares of Common Stock held by Fund V. The filing of this statement shall not be construed as an admission that Fifth Berkshire is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of such shares held by Fund V.

         Berkshire Investors has sole voting power with respect to 690,457.02 shares of Common Stock and has sole dispositive power with respect to 690,457.02 shares of Common Stock. Berkshire Investors is the direct beneficial owner of the 690,457.02 shares of Common Stock over which it has voting and dispositive power.

                                                              Page 7 of 10 pages

         By virtue of their positions as managing members of Fifth Berkshire and Berkshire Investors, the Berkshire Principals may be deemed to possess indirect beneficial ownership of the shares of Common Stock beneficially owned by Fund V and Berkshire Investors. However, none of the Berkshire Principals, acting alone, has voting or investment power with respect to the shares beneficially owned by Fund V or Berkshire Investors, and, as a result, each Berkshire Principal disclaims beneficial ownership of such shares of Common Stock.

         (c) Annex A attached hereto and incorporated herein by reference sets forth all of the transactions in shares of Common Stock and Preferred Stock entered into by the Reporting Persons during the past 60 days, including (i) the identity of the Reporting Person, (ii) the date of the transaction, (iii) the number of shares of Common Stock or Preferred Stock involved (and in the case of the Preferred Stock, the number of shares of Common Stock into which such Preferred Stock is convertible), (iv) the price per share and (v) where and how the transaction was effected.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The responses to Items 3, 4 and 5 of this Schedule 13d and the Exhibits to this Schedule 13D are incorporated herein by reference.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None.

                                                              Page 8 of 10 pages

                                   SIGNATURES

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  July  3, 2002                  BERKSHIRE FUND V, LIMITED PARTNERSHIP

                                       By:  Fifth Berkshire Associates LLC,
                                            its General Partner

                                       By:  /s/ Carl Ferenbach
                                            ------------------------------------
                                       Name: Carl Ferenbach
                                            ------------------------------------
                                       Title:  Managing Director
                                            ------------------------------------


                                       BERKSHIRE INVESTORS, LLC

                                       By:  /s/ Carl Ferenbach
                                            ------------------------------------
                                       Name:  Carl Ferenbach
                                            ------------------------------------
                                       Title: Managing Director
                                            ------------------------------------

                                                             Pages 9 of 10 pages

                                     ANNEX A

COMMON STOCK

------------------------------------------ --------------- -------------- ------------ ---------------------------------
Reporting Person                           Date of         Number of      Price Per    Were and how Transaction
                                           Transaction     Shares         Share*       Effected
------------------------------------------ --------------- -------------- ------------ ---------------------------------
Berkshire Fund V, Limited Partnership             6/12/02        763,923    4.0506273  Open Market Transaction by its
("Fund V")                                                                             Broker-Dealer
------------------------------------------ --------------- -------------- ------------ ---------------------------------
Berkshire Investors LLC ("Berkshire               6/12/02         36,377    4.0506273  Open Market Transaction by its
Investors")                                                                            Broker-Dealer
------------------------------------------ --------------- -------------- ------------ ---------------------------------
Fund V                                            6/13/02        260,591     4.408879  Open Market Transaction by its
                                                                                       Broker-Dealer
------------------------------------------ --------------- -------------- ------------ ---------------------------------
Berkshire Investors                               6/13/02         12,409     4.408879  Open Market Transaction by its
                                                                                       Broker-Dealer
------------------------------------------ --------------- -------------- ------------ ---------------------------------
Fund V                                            6/14/02      1,670,454     4.063165  Open Market Transaction by its
                                                                                       Broker-Dealer
------------------------------------------ --------------- -------------- ------------ ---------------------------------
Berkshire Investors                               6/14/02         79,546     4.063165  Open Market Transaction by its
                                                                                       Broker-Dealer
------------------------------------------ --------------- -------------- ------------ ---------------------------------
Fund V                                            6/17/02        695,386     4.227805  Open Market Transaction by its
                                                                                       Broker-Dealer
------------------------------------------ --------------- -------------- ------------ ---------------------------------
Berkshire Investors                               6/17/02         33,114     4.227805  Open Market Transaction by its
                                                                                       Broker-Dealer
------------------------------------------ --------------- -------------- ------------ ---------------------------------
Fund V                                            6/18/02      1,193,181     4.274957  Open Market Transaction by its
                                                                                       Broker-Dealer
------------------------------------------ --------------- -------------- ------------ ---------------------------------
Berkshire Investors                               6/18/02         56,819     4.274957  Open Market Transaction by its
                                                                                       Broker-Dealer
------------------------------------------ --------------- -------------- ------------ ---------------------------------
Fund V                                            6/19/02      1,431,818     4.129514  Open Market Transaction by its
                                                                                       Broker-Dealer
------------------------------------------ --------------- -------------- ------------ ---------------------------------
Berkshire Investors                               6/19/02         68,182     4.129514  Open Market Transaction by its
                                                                                       Broker-Dealer
------------------------------------------ --------------- -------------- ------------ ---------------------------------
Fund V                                            6/20/02        954,545     4.123003  Open Market Transaction by its
                                                                                       Broker-Dealer
------------------------------------------ --------------- -------------- ------------ ---------------------------------
Berkshire Investors                               6/20/02         45,455     4.123003  Open Market Transaction by its
                                                                                       Broker-Dealer
------------------------------------------ --------------- -------------- ------------ ---------------------------------
Fund V                                            6/21/02        954,545     4.173645  Open Market Transaction by its
                                                                                       Broker-Dealer
------------------------------------------ --------------- -------------- ------------ ---------------------------------
Berkshire Investors                               6/21/02         45,455     4.173645  Open Market Transaction by its
                                                                                       Broker-Dealer
------------------------------------------ --------------- -------------- ------------ ---------------------------------
Fund V                                            6/25/02      1,826,808     4.130000  Open Market Transaction by its
                                                                                       Broker-Dealer
------------------------------------------ --------------- -------------- ------------ ---------------------------------
Berkshire Investors                               6/25/02         86,992     4.130000  Open Market Transaction by its
                                                                                       Broker-Dealer
------------------------------------------ --------------- -------------- ------------ ---------------------------------
Fund V                                            6/26/02      1,431,818     3.981526  Open Market Transaction by its
                                                                                       Broker-Dealer
------------------------------------------ --------------- -------------- ------------ ---------------------------------
Berkshire Investors                               6/26/02         68,182     3.981526  Open Market Transaction by its
                                                                                       Broker-Dealer
------------------------------------------ --------------- -------------- ------------ ---------------------------------
Fund V                                            6/27/02      1,556,195     4.003570  Open Market Transaction by its
                                                                                       Broker-Dealer
------------------------------------------ --------------- -------------- ------------ ---------------------------------
Berkshire Investors                               6/27/02         74,105     4.003570  Open Market Transaction by its
                                                                                       Broker-Dealer
------------------------------------------ --------------- -------------- ------------ ---------------------------------

* The Price Per Share is calculated on a weighted average basis for all trades made by a Reporting Person on each date included on this chart and does not include amounts for brokerage commissions.

                                                             Page 10 of 10 pages

PREFERRED STOCK

------------------------ ------------- ------------- ------------------ -------------------- ---------------------------
Reporting Person         Date of       Number of      Price Per Share   Number of Shares     Where and how Transaction
                         Transaction   Shares                           of Common Stock      Effected
                                       Purchased                        upon Conversion
------------------------ ------------- ------------- ------------------ -------------------- ---------------------------
Fund V                        6/14/02        23,864            15.7500          32,357.1970  Open Market Transaction
                                                                                             by its Broker-Dealer
------------------------ ------------- ------------- ------------------ -------------------- ---------------------------
Berkshire Investors           6/14/02         1,136            15.7500           1,540.3024  Open Market Transaction
                                                                                             by its Broker-Dealer
------------------------ ------------- ------------- ------------------ -------------------- ---------------------------
Fund V                        6/14/02        33,409            16.1250          45,299.2630  Open Market Transaction
                                                                                             by its Broker-Dealer
------------------------ ------------- ------------- ------------------ -------------------- ---------------------------
Berkshire Investors           6/14/02         1,591            16.1250           2,157.2369  Open Market Transaction
                                                                                             by its Broker-Dealer
------------------------ ------------- ------------- ------------------ -------------------- ---------------------------
Fund V                        6/19/02       190,909            16.3750         258,853.5100  Open Market Transaction
                                                                                             by its Broker-Dealer
------------------------ ------------- ------------- ------------------ -------------------- ---------------------------
Berkshire Investors           6/19/02         9,091            16.3750          12,326.4860  Open Market Transaction
                                                                                             by its Broker-Dealer
------------------------ ------------- ------------- ------------------ -------------------- ---------------------------
Fund V                        6/20/02        95,455            16.7680         129,427.4300  Open Market Transaction
                                                                                             by its Broker-Dealer
------------------------ ------------- ------------- ------------------ -------------------- ---------------------------
Berkshire Investors           6/20/02         4,545            16.7680           6,162.5655  Open Market Transaction
                                                                                             by its Broker-Dealer
------------------------ ------------- ------------- ------------------ -------------------- ---------------------------
Fund V                        6/21/02       190,909            17.0000         258,853.2100  Open Market Transaction
                                                                                             by its Broker-Dealer
------------------------ ------------- ------------- ------------------ -------------------- ---------------------------
Berkshire Investors           6/21/02         9,091            17.0000          12,326.4860  Open Market Transaction
                                                                                             by its Broker-Dealer
------------------------ ------------- ------------- ------------------ -------------------- ---------------------------
Fund V                        6/24/02       381,818            17.5000         517,707.0200  Open Market Transaction
                                                                                             by its Broker-Dealer
------------------------ ------------- ------------- ------------------ -------------------- ---------------------------
Berkshire Investors           6/24/02        18,182            17.5000          24,652.9730  Open Market Transaction
                                                                                             by its Broker-Dealer
------------------------ ------------- ------------- ------------------ -------------------- ---------------------------
Fund V                        6/24/02       190,909            17.4500         258,853.2100  Open Market Transaction
                                                                                             by its Broker-Dealer
------------------------ ------------- ------------- ------------------ -------------------- ---------------------------
Berkshire Investors           6/24/02         9,091            17.4500          12,326.4860  Open Market Transaction
                                                                                             by its Broker-Dealer
------------------------ ------------- ------------- ------------------ -------------------- ---------------------------
Fund V                        6/25/02       190,909            17.4700         258,853.2100  Open Market Transaction
                                                                                             by its Broker-Dealer
------------------------ ------------- ------------- ------------------ -------------------- ---------------------------
Berkshire Investors           6/25/02         9,091            17.4700          12,326.4860  Open Market Transaction
                                                                                             by its Broker-Dealer
------------------------ ------------- ------------- ------------------ -------------------- ---------------------------